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                                                                 Exhibit 99a(10)

[State Auto Financial Corporation Logo]

                                                               October 27, 2003

To the Shareholders of STATE AUTO FINANCIAL CORPORATION

Dear Shareholder,

You have received materials making a tender offer for your shares in State Auto Financial Corporation (STFC). The offer was made through a shell company, STFC Acquisition Corporation, owned by investor Gregory M. Shepard (Shepard).

We wish to reiterate to you the unanimous recommendation of your Board of Directors that you reject this offer. If you already have tendered, we urge you to demand that your shares be returned.

The Board made its recommendation based on the conclusion that the "offer" by Shepard is illusory, since it relies for its financing on a demand by Shepard to have STFC's parent company, State Auto Mutual (SAM), provide approximately $300 million of financing to Shepard. SAM has declined, based on its determination that such a transaction does not add value and would have a negative impact on SAM and its policyholders. Consequently, Shepard does not have the money to pay for shares tendered as described in his documents. For this reason, the Board believes his offer simply lacks legitimacy.

While he has no money to buy tendered shares, Shepard nonetheless extended his "offer" until December 12, 2003. Under these circumstances, we believe Shepard's extension of the tender offer is just more gamesmanship, since he knows the key conditions of his offer cannot be met. And it is you, the shareholders of the Company, who are the ones bearing the significant expense of analyzing and responding to Shepard's gambits.

State Auto is one of the top-rated companies in the industry, and has provided excellent returns to investors over the years. By rejecting this offer, you can communicate to Shepard your disapproval of his tactics, which we believe amount to little more than harassment, and your desire to have State Auto extend its track record of performance.

An attached Q&A provides greater detail as to the reasoning behind the Boards' rejection of Shepard's "offer."



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Once again, the recommendation of your Board is that you reject the Shepard offer. If you already have tendered shares, you have the right to request that your shares be returned.

         If you tendered your shares through a bank or broker you should notify that bank or broker if you wish to withdraw your shares.

         If you tendered your shares to the Depositary, Mellon Investor Services, L.L.C., you should contact Georgeson & Co. (at the number in the box below). They will furnish you with instructions for withdrawing your shares.

Thank you for your faith in State Auto, and for your support.

                                   Sincerely,

                                   /s/ Robert H. Moone

                                   Robert H. Moone
                                   President and Chief Executive Officer
                                   State Auto Financial Corporation


RHM

Attachment


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For additional information, shareholders are advised to read STFC's Schedule
14D-9, as amended, which is available without charge at the SEC's web site at http://www.sec.gov.

If you have questions or need assistance getting back shares you have tendered, please contact our Information Agent:

                              GEORGESON SHAREHOLDER
                               COMMUNICATIONS INC.
                           17 State Street, 10th Floor
                               New York, NY 10004
                   Shareholders Call Toll Free (888 679-2865)
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                              Questions and Answers



Q.       Why did the STFC Board determine that Shepard's offer is "illusory"?

A. The principal reason why we believe Shepard's offer is illusory, and not a real tender offer, is that Shepard does not have the money to buy your shares.

         The only source of funding to pay for STFC shares identified by Shepard is STFC's parent company, SAM, a mutual insurance company owned by its policyholders. Shepard has demanded that SAM issue $300 million in notes on its own credit and simply give him the money to buy your shares. SAM said "NO."

         But it gets worse. Shepard also has demanded, as a condition of actually buying and paying for your shares, that SAM simply hand over to him control of SAM, a company with over a billion dollars of assets. SAM again said "NO."

         How is that real financing? Shepard has no relationship with SAM; he cannot cause it to give him $300 million. He has exactly the same power and authority over SAM as he has over the Bank of England - which is to say none. Asking shareholders to believe his financing was real before SAM said "NO" strained credibility. Asking it afterward, goes beyond credibility.

Q. Why did the Board of Directors of SAM (which owns 67 percent of STFC's shares) refuse to agree to Shepard's demands?

A. The SAM Board appointed a committee of outside, independent directors which, in turn, sought the advice of independent legal counsel and an independent financial advisor. The committee determined, and the SAM Board agreed, that Shepard's proposals are not in the best interests of SAM and its policyholder-owners whom the SAM Board has the duty under the law to protect. Some of the SAM Board's reasons for its decision include their considered opinion that:

         o It is unlikely that the notes required to be issued by SAM in the proposed transactions would be approved by insurance regulatory authorities as represented by Shepard;



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         o        The proposed transactions (giving effect to repayment of the notes) would likely result in SAM recording a huge decrease in policyholders' surplus (under applicable statutory accounting principles) rather than an increase, as represented by Shepard;

         o Because the notes required to be issued by SAM in the proposed transactions would have to be repaid in two years, the repayment, augmented by the potential large decrease in surplus, may put negative pressure on SAM's financial strength ratings; and

         o SAM may incur up to $78 million in pre-tax interest and transaction expense as a result of the proposed transactions, which would significantly reduce SAM's operating results over the next two years.

         The SAM Board also considered Shepard's experience and background in deciding to reject his demand for control of SAM:

         o The SAM Board concluded that it should not turn control of SAM over to someone with Shepard's prior track record in insurance. For example:

                  o The insurance company Shepard's family left under his control, American Union Insurance Company, was formerly a substantial enterprise, but has been sold off in pieces by Shepard (its Chairman, President and 50% owner for the past 18 years) to the point it had only minimal written premium in 2002, and a combined ratio (losses and expenses divided by premium) of 334 percent.

                  o Illinois Healthcare became insolvent under the management of Shepard (who was Chairman and President from its founding). It was liquidated by the Illinois Department of Insurance, leaving a reported 26,000 insureds in Ohio, Indiana and Illinois without coverage from that company.

         o The SAM Board also concluded that control of SAM should not be turned over to someone with Shepard's history of regulatory violations, resulting in enforcement actions by the Securities and Exchange Commission and the Indiana Securities Division.

Q.       What are the various lawsuits that have been reported about?

A. The day after he initiated his tender offer, Shepard launched a lawsuit in the United States District Court alleging breach of fiduciary duty




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         by the Boards of SAM and STFC for not responding positively to his proposals. On October 15, 2003, in response to a motion by SAM and STFC, the District Court dismissed his lawsuit. The dismissal was based on lack of subject matter jurisdiction.

         SAM and STFC thereafter filed suit in an Ohio court (which we believe is best qualified to interpret Ohio law) seeking a declaratory judgment that STFC directors were not obligated under the Ohio Control Share Acquisition statute to call a shareholders meeting to approve Shepard's purchase of STFC shares, and that SAM and STFC directors did not breach their fiduciary duty to minority shareholders in opposing Shepard's initiatives. Additionally, the lawsuit challenges Shepard's disclosures and seeks recovery of damages under an Ohio statute which prohibits persons making a control bid from knowingly making untrue statements of material facts or omitting to state material facts.

         The companies dismissed, without prejudice, their action filed in that District Court against Shepard on June 30, on the advice of counsel that such action could avoid procedural roadblocks to prompt state court consideration of SAM and STFC's declaratory judgment action. This action primarily had sought injunctive relief relating to State Auto's claims of material misstatements and omissions in Shepard's press releases.

We believe the bottom line is that Shepard's "tender offer" is simply a scheme to obtain control of SAM and STFC with SAM's policyholders picking up the tab. The boards of directors of both STFC and SAM, acting on separate recommendations from committees of their outside, independent directors, concluded that Shepard's scheme makes no sense and should be rejected.

We urge you not to tender your shares. Shepard's "offer" has no financing. If you have previously tendered your shares, we urge you to withdraw them today.